UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

FINAL AMENDMENT

FEG DIRECTIONAL ACCESS TEI FUND LLC
 (Name of Subject Company (Issuer))

FEG DIRECTIONAL ACCESS TEI FUND LLC
(Name of Filing Person(s) (Issuer))

LIMITED LIABILITY COMPANY UNITS
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Ryan Wheeler
FEG Directional Access TEI Fund LLC
201 East Fifth Street, Suite 1600
Cincinnati, OH 45202
(888) 268-0333
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:
Joshua B. Deringer, Esq.
Drinker Biddle & Reath LLP
One Logan Square, Suite 2000
Philadelphia, PA 19103-6996
(215) 988-2700

March 27, 2017
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation: $16,000,000(a) Amount of Filing Fee: $1,854.40 (b)

(a) Calculated as the aggregate maximum value of Units being purchased.

(b) Calculated at $115.90 per $1,000,000 of the Transaction Valuation.

[X]
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,854.40

Form or Registration No.: SC TO-I

Filing Party: FEG Directional Access TEI Fund LLC

Date Filed: March 27, 2017

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed with the Securities and Exchange Commission on March 27, 2017 by FEG Directional Access TEI Fund LLC in connection with an offer (the "Offer") by the Fund to purchase limited liability company units ("Units") in the Fund in an aggregate amount up to $16,000,000 on the terms and subject to the conditions set out in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and the Letter of Transmittal were previously filed as Exhibits B and C to the Statement on March 27, 2017.

This is the final amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1. Holders of Units in the Fund ("Members") that desired to tender their Units, or a portion thereof, for purchase were required to submit their tenders by 12:00 midnight, Eastern Time, on April 25, 2017.

2. As of April 25, 2017, eighteen (18) Members validly tendered their Units and did not withdraw such tenders prior to the expiration of the Offer. This resulted in the offer being oversubscribed. Due to the oversubscription, 54.84% of tendered Units were accepted for purchase by the Fund in accordance with the terms of the Offer.

3. The net asset value of the Units tendered and accepted by the Fund pursuant to the Offer was calculated as of June 30, 2017 in the amount of $16,860,066.

4. The payment of the purchase price of the Units or portions of Units tendered was made to each Member whose tender was accepted for purchase by the Fund in accordance with the terms of the Offer. Two (2) Members, whose tenders were accepted for purchase by the Fund, did not tender all of their Units in the Fund; therefore, pursuant to the promissory note issued to the Members, the Fund paid each tendering Member 100% of the unaudited net asset value of the portion of the Units tendered by each tendering Member and purchased by the Fund as of June 30, 2017. Cash payment in the amount of the unaudited net asset value of the portion of the Units tendered was wired to the account designated by each such tendering Member in its Letter of Transmittal on August 1, 2017. Sixteen (16) Members, whose tenders were accepted for purchase by the Fund, tendered all of their Units in the Fund; therefore, pursuant to the promissory notes issued to the Members, the Fund paid each tendering Member 90% of the Member’s unaudited net asset value of the Units tendered by each tendering Member and purchased by the Fund as of June 30, 2017 (the "Initial Payment"). The Fund will pay each tendering Member a contingent payment (the "Post-Audit Payment") equal to the excess, if any, of (1) the net asset value of the Units tendered and purchased as of June 30, 2017 (as it may be adjusted based upon the next annual audit of the Fund's financial statements) over (2) the Initial Payment. The Post-Audit Payment will be payable within 30 days after the completion of the Fund's next annual audit. The Fund expects that the audit will be completed by the end of May 2018. An Initial Payment in the amount of 90% of each tendering Member's unaudited net asset value of the Units tendered was wired to the account designated by such tendering Member in its Letter of Transmittal on July 31, 2017.

SIGNATURE

 After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

FEG DIRECTIONAL ACCESS TEI FUND LLC

By:	/s/ Ryan S. Wheeler
Name:	Ryan S. Wheeler
Title:	President

August 23, 2017